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Exhibit 12.1

Vertex Pharmaceuticals Incorporated

Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands)

	2003	2004	2005	2006	2007
Loss from continuing operations before cumulative effect of a change in accounting principle	$(266,413)	$(166,247)	$(203,417)	$(207,937)	$(391,279)
Fixed Charges:
Interest expense and amortization of deferred issuance costs	17,298	18,317	17,326	7,955	2,285
Appropriate rental obligations	8,204	11,963	11,164	12,074	10,243
Total fixed charges	$25,502	$30,280	$28,490	$20,029	$12,528
Loss from continuing operations before cumulative effect of a change in accounting principle, plus fixed charges	$(240,911)	$(135,967)	$(174,927)	$(187,908)	$(378,751)
Ratio of earnings to fixed charges	*	*	*	*	*

*
Due to the Company's loss from continuing operations for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 earnings were insufficent to cover fixed charges by $266,413,000, $166,247,000, $203,417,000, $207,937,000 and $391,279,000.

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  Exhibit 12.1
Vertex Pharmaceuticals Incorporated Computation of Ratio of Earnings to Fixed Charges (Amounts in thousands)